UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31739

Alamos Gold Inc.

(formerly AuRico Gold Inc.)

(Exact name of registrant as specified in its charter)

110 Yonge Street, Suite 1601

Toronto, Ontario, Canada M5C 1T4

(647) 260-8880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)

Common Shares of AuRico Gold Inc.

(Title of each class of securities covered by this Form)

N/A

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Alamos Gold Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 16, 2015	By:	/s/ Nils Engelstad
	Name:	Nils Engelstad
	Title:	General Counsel